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17017646



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SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lizbeth Applebaum **(212) 449-4414**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

Affirmation

I, Lizbeth Applebaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature  Date 2/27/17

Chief Financial Officer
Title

STATE OF NEW YORK)
COUNTY OF NEW YORK) S.S.:

Subscribed and sworn to before me
on this 27th day of February, 2017



Notary Public

Notary Public, State of New York
Certified in New York County
Commission Expires Sept. 2 2017

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

BALANCE SHEET
DECEMBER 31, 2016

Merrill Lynch Professional Clearing Corp.
Table of Contents
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Merrill Lynch Professional Clearing Corp.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch Professional Clearing Corp.
Balance Sheet
As of December 31, 2016

(Dollars in thousands)	
Assets	
Cash	$ 41,897
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	951,854
Securities financing transactions	
Receivables under resale agreements	5,658,769
Receivables under securities borrowed transactions	14,045,610
	19,704,379
Derivative assets	189
Other receivables	
Customers (includes $250,008 measured at fair value in accordance with the fair value option election)	8,882,369
Brokers and dealers	27,692,655
Interest and other	82,551
	36,657,575
Goodwill	72,000
Deferred tax assets	9,359
Other assets	2,357
Total Assets	**$ 57,439,610**
Liabilities and Stockholders' Equity	
Liabilities	
Securities financing transactions	
Payables under securities loaned transactions	$ 23,731,928
Other payables	
Customers	21,825,920
Brokers and dealers	2,453,517
Loans due to affiliates	4,696,816
Interest and other	225,440
	29,201,693
Subordinated borrowings	1,400,000
Commitments and contingencies (see note 8)	
Total Liabilities	54,333,621
Stockholders' Equity	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,385 shares issued and outstanding	1,385
Common stock, par value $1 per share; 50,000 shares authorized; 2,000 shares issued and outstanding	2
Paid-in capital	2,119,013
Retained earnings	985,589
Total Stockholders' Equity	3,105,989
Total Liabilities and Stockholders' Equity	**$ 57,439,610**

The accompanying notes are an integral part of this Balance Sheet

1. Summary of Significant Accounting Policies

Description of Business
Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. The Company is a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly owned indirect subsidiary of NB Holdings Corporation ("NB Holdings"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

Basis of Presentation
The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The Balance Sheet are presented in U.S. dollars.

Use of Estimates
In presenting the Balance Sheet, management makes estimates including the following;

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of pending litigation;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill;
- The calculation of incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

Fair Value Measurement
The Company accounts for certain financial assets and liabilities at fair value under various accounting literature that requires an entity to base fair value on an exit price, including Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging,*

("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election").

ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting"), defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. See Note 4 for additional information on the fair value of financial instruments.

Legal Reserves
The Company is routinely a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the maximum or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel handling the matter. See Note 8 for additional disclosures relating to litigation.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. The Company has concluded that deferred tax assets are more-likely-than-not to be fully utilized, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTBs") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

Under this policy, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in the Bank of America's tax returns. See Note 11 for further discussion of income taxes.

Balance Sheet Captions

The following are descriptions related to specific balance sheet captions.

Cash

The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash on the Balance Sheet approximate fair value. For the purposes of the fair value hierarchy, cash is classified as Level 1.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2016, the Company had $951.9 million of cash deposited at clearing organizations. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations on the Balance Sheet approximate fair value. For the purposes of the fair value hierarchy, cash and securities segregated for regulatory purposes or deposited with clearing organization are classified as Level 1.

Securities Financing Transactions

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest, which approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or their variable interest rates or

to credit risk because the resale agreements are substantially collateralized. For the purposes of the fair value hierarchy, resale agreements are classified as Level 2.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934, meet margin requirements with the Options Clearing Corporation, and meet liquidity needs.

As of December 31, 2016, the Company had $1.6 billion of securities received under resale agreements that were segregated in special reserve bank accounts for the exclusive benefit of customers and the proprietary accounts of brokers ("PAB") pursuant to rule 15c3-3 of the SEC ("Customer Protection Rule"), which are included in *Receivables under resale agreements* on the Balance Sheet.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. Where appropriate, securities borrowed and securities loaned transactions with affiliates are reported on a net basis on the Balance Sheet. For the purposes of the fair value hierarchy, securities borrowed and loaned transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is unnecessary.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. See Note 5 for additional information on securities financing arrangements.

Derivative Assets and Liabilities
The Company's derivative assets and liabilities consist solely of interest rate swap contracts entered into with MLPF&S to hedge interest rate risk on fixed rate margin loans. Derivative assets and liabilities are recorded on a trade date basis at fair value.

Other Receivables and Payables–Customer and Brokers and Dealers Balances
Customer and brokers and dealers securities transactions are recorded on a settlement date basis. Receivables from and payables to customer and brokers and dealers include amounts due on cash and margin accounts, primarily comprised of margin loans and client cash balances. Due to their short-term nature, such amounts approximate fair value. For the purposes of the fair value hierarchy, receivables from and payables to customer and brokers and dealers are primarily classified as Level 2.

Receivables from and payables to brokers and dealers also include amounts due on commodities futures accounts and unsettled trades (i.e. failed to deliver and failed to receive). In addition, receivables from brokers and dealers reflect customer related cash held in omnibus, settlement and custody accounts with MLPF&S, net of omnibus financing transactions.

Customer and broker and dealer margin loan transactions are those in which the Company will make a loan to finance the purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customers and brokers and dealers are required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Securities owned by customers and brokers and dealers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Other Receivables and Payables–Interest and Other
Interest and other receivables include interest receivable on customer and brokers and dealers margin account balances and securities financing transactions. Also included are receivables from commission and fees, reimbursable exchange fees owed by clients, receivables from dividends and other receivables. Interest and other payables primarily includes interest payable on customer and brokers and dealers margin account balances and securities financing transactions. Also included are amounts payable for dividends, taxes, exchange fee payables, and accrued expenses.

Goodwill
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis which for the Company is performed as of June 30th, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, Intangibles-Goodwill and Other ("Goodwill and Intangible Assets Accounting"). As permitted under Goodwill and Intangible Assets Accounting, the Company performs a qualitative assessment to evaluate goodwill for impairment. Qualitative factors considered in this assessment include the Company's financial performance, customer base, liquidity and other relevant events affecting the Company.

Based on the qualitative assessment, the Company concluded that it was more likely than not that the fair value was greater than the carrying value, and as a result, determined that there was no impairment of goodwill as of the annual test date.

Other Assets
Other assets consist primarily of equipment, leasehold improvements, exchange memberships, and other investments and receivables.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Loans due to affiliates
The Company maintains multiple unsecured revolving credit facilities with two affiliates, Bank of America and NB Holdings, to meet funding needs. See Note 2 for more information.

Subordinated Borrowings
Funding is obtained through loans from Bank of America. See Note 6 for more information.

New Accounting Pronouncements
In August 2016 and November 2016, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that addresses classification of certain receipts and cash payments, including changes in restricted cash, in the statement of cash flows. This new accounting guidance will result in some changes in classification in the Statement of Cash Flows, which the Company does not expect will be significant, and will not have any impact on Balance Sheet. The new guidance is effective on January 1, 2018, on a retrospective basis, with early adoption permitted.

In June 2016, the FASB issued new accounting guidance that will require the earlier recognition of credit losses on loans and other financial instruments based on an expected loss model, replacing the incurred loss model that is currently in use. Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The expected loss model will apply to financial assets measured at amortized cost, including loans and debt securities. The new guidance is effective on January 1, 2020, with early adoption permitted on January 1, 2019. The Company is in the process of evaluating the impact of the provisions of this new accounting guidance.

In March 2016, the FASB issued new accounting guidance that simplifies certain aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on

the statement of cash flows. The new guidance was effective on January 1, 2017 and did not have a material impact on the Company's Balance Sheet.

In February 2016, the FASB issued new accounting guidance that requires substantially all leases to be recorded as assets and liabilities on the balance sheet. This new accounting guidance is effective on January 1, 2019, using a modified retrospective transition that will be applied to all prior periods presented. Upon adoption, for leases where the Company is lessee, the Company will record a right of use asset and a lease payment obligation associated with arrangements previously accounted for as operating leases. Lessor accounting is largely unchanged from existing GAAP. The Company is in the process of reviewing its existing lease portfolios, as well as other service contracts for embedded leases, to evaluate the impact of the new accounting guidance on the Balance Sheets. The effect of the adoption will depend on its lease portfolio at the time of transition; however, the Company does not expect the new accounting guidance to have a material impact on its Balance Sheet. Upon completion of the inventory review and consideration of system requirements, the Company will evaluate the impacts of adopting the new accounting guidance on its disclosures.

In January 2016, the FASB issued new accounting guidance on recognition and measurement of financial instruments. The new guidance makes targeted changes to existing U.S. GAAP including, among other provisions, requiring certain equity investments to be measured at fair value with changes in fair value reported in earnings and requiring changes in debit valuation adjustment ("DVA") for financial liabilities recorded at fair value under the fair value option to be reported in other comprehensive income. The accounting for DVA related to other financial liabilities, for example, derivatives, does not change. The new guidance is effective on January 1, 2018, with early adoption permitted for the provisions related to DVA. Bank of America and the Company early adopted, retrospective to January 1, 2015, the provisions of this new accounting guidance related to DVA on financial liabilities accounted for under the fair value option. Such adoption had no impact on the Company. The Company also does not expect the remaining provisions of this new accounting guidance to have a material impact on its Balance Sheet.

2. Related Party Transactions

The Company has entered into various transactions with MLPF&S, Bank of America, NB Holdings, and other companies affiliated by common ownership.

Related party receivables primarily consist of receivables under resale agreements entered into with an affiliate to satisfy 15c3-3 and PAB reserve formula deposit requirements, cover client short sales, meet margin requirements with clearing organizations, and meet liquidity requirements. It also includes securities borrowed transactions entered into with affiliates to obtain securities to cover client short positions.

In addition, the Company maintains omnibus, settlement and custody accounts at MLPF&S for securities and commodities transactions. These account balances are included within *Other Receivables – Brokers and Dealers*.

Included in *Derivative Assets* are interest rate swap contracts entered into with MLPF&S. The Company has a legally enforceable master netting agreement with MLPF&S. At December 31, 2016, the gross derivative asset market value with MLPF&S was $0.2 million. The notional value was $250.0 million.

Related party payables primarily consist of securities loaned transactions with MLPF&S and other affiliates to finance client activities, unsecured lines of credit (described below), subordinated borrowings with Bank of America (see Note 6 for more information), and other payables to affiliates, which includes income taxes. It also includes settlement and custody accounts maintained at MLPF&S, which are included within *Other Payables – Brokers and Dealers*.

The lines of credit and borrowing arrangements with affiliates are described below.

The Company has a $7.5 billion committed unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2017 and may automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016, $4.6 billion was outstanding on this line of credit, which is included in *Loans due to affiliates* on the Company's Balance Sheet.

The Company has a $5.0 billion uncommitted unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2017 and may automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. There was no balance outstanding on this line of credit at December 31, 2016.

The Company has a $1.0 billion uncommitted six month revolving senior unsecured line of credit with Bank of America. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2017 and may automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2016, $134.1 million was outstanding on this line of credit, which is included in *Loans due to affiliates* on the Company's Balance Sheet.

The following two tables summarize related party balances included in the respective balance sheet statement captions.

(Dollars in thousands)		
Related party receivables are comprised of:		
Cash and cash equivalents	$	495
Receivables under resale agreements		5,658,769
Receivables under securities borrowed transactions		14,045,610
Derivative assets		189
Receivables from brokers and dealers		14,991,826
Interest and other		5,167
	$	34,702,056

(Dollars in thousands)		
Related party payables are comprised of:		
Payables under securities loaned transactions	$	23,731,928
Payable to brokers and dealers		163,477
Interest and Other		116,115
Loans due to affiliates		4,696,816
Subordinated borrowings		1,400,000
	$	30,108,336

3. Trading Activities

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy

outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities.

Trading positions are reported at fair value and are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, credit, equity and commodities markets. In addition, the values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk

Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk

Liquidity Risk is the inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks.

Liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise.

In addition, the Company is supported through committed and uncommitted borrowing arrangements with various affiliates (see Note 2 for more information).

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to,

equity options and swaps. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, margin loans, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk
Foreign exchange risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and future cash flows denominated in currencies other than the U.S. dollar. The type of instruments exposed to this risk primarily includes foreign currency denominated margin debit and credit balances. Hedging instruments used to mitigate this risk includes foreign currency denominated debt and foreign exchange spot contracts.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit Risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Counterparty Credit Risk
The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and brokers and dealers securities and commodities transactions. These activities may expose the Company to default risk arising from the potential that a customer, brokers and dealers or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, brokers and dealers or counterparties. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to customers and brokers and dealers related to unsettled transactions (i.e. failed- to- receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from the counterparty. In the case of aged securities failed-to-receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its prime brokerage activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2016, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements to meet margin requirements at clearing organizations, satisfy 15c3-3 and PAB reserve deposit requirements, facilitate delivery of clients short sales, and meet liquidity requirements.

The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2016, totaled $5.7 billion, which was entirely received from affiliated companies.

4. Fair Value of Financial Instruments

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has

the ability to access (for example, active exchange-traded equity securities and exchange-traded derivatives).

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in inactive markets (examples include corporate and municipal bonds, which can trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 financial assets measured at fair value as of December 31, 2016.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between levels for the period ended December 31, 2016.

Valuation Processes and Techniques

The Company has various processes and controls in place so that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic reassessments of models to ensure that they are continuing to perform as designed. A price verification group,

which is independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs so that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the period ended December 31, 2016, there were no changes to the Company's valuation approaches or techniques that had, or are expected to have, a material impact on its Balance Sheet.

The following outlines the valuation methodologies for the Company's assets and liabilities measured at fair value:

Margin Loans
For certain long-term fixed-rate margin loans within customer receivables that are economically hedged with interest rate swaps, the Company has elected fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of fair value hierarchy classification, these loans are classified as Level 2. Fair value is estimated based on market comparables.

OTC Derivative Contracts
OTC derivative contracts consist of interest rate swaps with MLPF&S recorded in *Derivative Assets* on the Company's Balance Sheet.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources. The OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The Company elected the fair value option for certain long-term fixed rate margin loans that are economically hedged with interest rate swaps.

The contractual principal amounts outstanding of the margin loans approximate fair value at December 31, 2016.

5. Securities Financing Transactions

The Company primarily enters into resale agreements, securities borrowed and securities loaned transactions, which are all transacted with affiliates, to meet the financing needs of its clients, satisfy margin requirements of clearing corporations, meet its regulatory reserve requirements under client protection rules, and for liquidity requirements.

Collateral Received and Pledged
The Company receives securities, including U.S. Treasury and agency securities, corporate debt, and equity securities as collateral in connection with resale agreements and securities borrowed transactions transacted with affiliates, as well as client margin loans. Under most agreements, the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or to deliver these securities to counterparties to cover client short positions).

At December 31, 2016, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $105.8 billion, of which $36.9 billion was received from affiliated companies. The fair value of these securities that had been sold or repledged was $98.6 billion, of which $70.0 billion have been sold or repledged to affiliated companies.

Offsetting of Securities Financing Agreements
All resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held.

All securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Balance Sheet where it has such legally enforceable master netting agreement and the transactions have the same maturity date.

The table below presents the securities financing agreements included on the Company's Balance Sheet at December 31, 2016. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an

aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(Dollars in thousands)

	Asset				
	Gross Assets	Netting Adjustment	Net Balance Sheet Amount	Financial Instruments [1]	Net Assets
Receivables under resale agreements	$ 5,658,769	$ -	$ 5,658,769	$ (5,658,769)	$ -
Receivables under securities borrowed transactions	31,475,597	(17,429,987)	14,045,610	(13,866,003)	179,607
Total	$ 37,134,366	$ (17,429,987)	$ 19,704,379	$ (19,524,772)	$ 179,607

	Liabilities				
	Gross Liabilities	Netting Adjustment	Net Balance Sheet Amount	Financial Instruments [1]	Net Liabilities
Payables under securities loaned transactions	$ 41,161,915	$ (17,429,987)	$ 23,731,928	$ (23,543,263)	$ 188,665
Total	$ 41,161,915	$ (17,429,987)	$ 23,731,928	$ (23,543,263)	$ 188,665

(1) These amounts are limited to the securities financing asset/liability balance and, accordingly, do not include excess collateral received/pledged.

Securities Loaned Transactions Accounted for as Secured Borrowings

All of the Company's securities loaned transactions are contractually overnight or continuous (i.e., no stated term) and transacted with affiliates. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. The table below presents securities loaned transactions by class of collateral pledged.

(Dollars in thousands)

Class of Collateral Pledged	December 31, 2016
U.S. government and agencies	$ 4,628
Corporate securities and other	761,889
Equities	40,395,398
Total	$ 41,161,915

For securities loaned transactions, the Company receives collateral in the form of cash. Collateral is generally valued daily and the Company may receive or return collateral pledged, when appropriate.

At December 31, 2016, the Company had no outstanding repurchase-to-maturity transactions.

6. Subordinated Borrowings

At December 31, 2016, the Company had a revolving subordinated line of credit with Bank of America of $3.0 billion with a maturity date of April 29, 2018, of which $1.4 billion was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR plus a spread of 100 basis points.

7. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. The common stock of the Company is entirely held by MLPF&S. The preferred shareholders are certain clients of the Company. During the period ended December 31, 2016, the Company issued 50 shares of preferred stock and had no redemptions. At December 31, 2016, there were 1,385 preferred and 2,000 common shares issued and outstanding.

8. Commitments, Contingencies and Guarantees

Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal, regulatory and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a matter is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount of litigation-related expense. The Company continues to monitor matters for further developments that could affect the amount of the accrued liability that has been previously established.

Commitments

The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2018. Future minimum rental

commitments with initial or remaining terms expiring after December 31, 2016, are presented below:

(Dollars in thousands)		
Year Ending		**Total**
2017	$	277
2018		70
	$	347

The amounts in the table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $265.0 million at December 31, 2016.

As of December 31, 2016, the Company had unfunded loan commitments of $498.1 million. These commitments expire within the next twelve months.

Guarantees

The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client with a foreign stock exchange for approximately $5.3 million. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. The Company believes the potential for it to be required to make a payment under this arrangement is remote.

The Company is a member of various securities and derivative exchanges and clearinghouses. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and

clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

9. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees. The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2016 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401(k) Savings & Investment Plan ("SIP") and the Bank of America 401(k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's qualified pension plan.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the period ended December 31, 2016. Contributions may be required in the future under this agreement.

Bank of America also maintains non-contributory, nonqualified pension plans which are unfunded and provide supplemental defined pension benefits (i.e., plans not subject to Title IV of ERISA) for certain eligible U.S. employees.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2016, none of these plans had been funded.

Postemployment Benefits
Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

10. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2016 Form 10-K of Bank of America.

The Company participates in the Bank of America Corporation Key Employee Equity Plan ("KEEP"). Under the KEEP, Bank of America grants stock-based awards, including restricted stock and restricted stock units ("RSUs") to eligible employees. The RSUs are authorized to settle predominantly in shares of common stock of Bank of America. Awards granted in prior years were predominantly cash settled. The Company also participates in other deferred compensation plans and awards programs.

11. Income Taxes

The reconciliation of the beginning UTBs balance to the ending balance is presented in the table below.

(Dollars in thousands)	2016
Beginning Balance	$ -
Increases related to positions taken during prior years	9,737
Balance at December 31, 2016	$ 9,737

As of December 31, 2016, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $7 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate,

such as the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction.

The Company does not anticipate a material change in the UTB balance during the next 12 months.

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states and cities in which the Company has significant business operations examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2016. During 2016, the Corporation settled federal examinations for the 2010 and 2011 tax years and settled various state and local examinations for multiple years including New York through 2014. Field work for the federal 2012 through 2013 examinations were substantially completed during 2016.

Jurisdiction	Years Subject to Examination(1)	Status at December 31, 2016
U.S. federal	2012-2013	Field examination
New York	2015	To begin in 2017

(1) All tax years subsequent to the above years remain open to examination.

At December 31, 2016, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $0.5 million.

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2016 are presented below.

(Dollars in thousands)		
Deferred tax assets		
Accrued Expenses	$	4,272
State tax deduction		3,181
Other		1,906
Gross deferred tax assets		9,359
Valuation allowance		-
Total deferred tax assets, net of valuation allowance		9,359
Net deferred tax asset	$	9,359

The Company is included in the consolidated U.S. federal income tax return and certain combined and unitary state income tax returns of Bank of America. At December 31, 2016, the Company had a current income tax payable due to its affiliates of approximately $83.0 million as a result of its inclusion in consolidated, combined, and

unitary tax return filings with Bank of America. During the year ended December 31, 2016, the Company made approximately $82.4 million of income tax payments.

12. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Balance Sheet is available to be issued, require accounting as of the Balance Sheet date, or disclosure in the Balance Sheet. The Company has evaluated subsequent events through the date of issuance.

There were no material subsequent events which affected the amounts or disclosures in the Balance Sheet.

13. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2016, the Company's regulatory net capital as defined by Rule 15c3-1 was $2.8 billion and exceeded the minimum requirement of $480.9 million by $2.3 billion.

The Company is subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2016 customer reserve computation, the Company segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $1.8 billion.

The Company also is required to perform a computation of reserve requirements for PAB pursuant to SEC Rule 15c3-3. For the December 31, 2016 PAB reserve computation, the Company was not required to segregate funds in a special account for the exclusive benefit of PAB as the Company's customer reserve computation excess debits covered the PAB requirement, however the Company did deposit $80.0 million in a special reserve account for the exclusive benefit of PAB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2), Regulation 30.7 under the Commodity Exchange Act. At December 31, 2016, assets segregated and secured totaled $2.2 billion and exceeded requirements by $782.3 million.